

Westchester Capital
FUNDS

The Merger Fund VL
A Westchester Capital Fund
MERVX | CUSIP 589512102

January 31, 2017
Fund AUM: $31.7 million

For more than 30 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute returns with low correlation regardless of market movements.

INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

INVESTMENT STRATEGY

The investment seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the Fund invests at least 80% of its total assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.

FUND FACTS

Inception Date	5/24/2004
Ticker	MERVX
Primary Prospectus Benchmark	BofAML US Treasury Bill 3 Mon TR USD
Morningstar Category	US Insurance Market Neutral
Morningstar Institutional Category	Event Driven
Turnover Ratio	167%
Management Fee*	1.25%

*Expense ratios are as of the April 22, 2016 prospectus. The total annual operating expense ratio of the Fund was 2.60%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with the approval of the Board of Trustees), total anual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

INVESTMENT GROWTH

Time Period: 5/25/2004 to 1/31/2017



- Merger VL
- BofAML US Treasury Bill 3 Mon TR USD
- US Fund Market Neutral

RISK CHARACTERISTICS

Time Period: 2/1/2014 to 1/31/2017

	MERVX	S&P 500	Cat Avg
3-yr Std Dev	2.85	10.46	1.37
3-yr Beta	0.21	1.00	0.08
3-yr Sharpe Ratio	0.39	1.02	0.44
3-yr Sortino Ratio	0.63	1.93	0.79
3-yr R2	59.34	100.00	39.47

TRAILING RETURNS (as of month-end)

As of Date: 1/31/2017



	MTD	YTD	1 Year	3 Year	5 Year	10 Year	Since Inception
Merger VL	0.38	0.38	3.82	1.27	1.95	3.17	4.69
BofAML US Treasury Bill 3 Mon TR USD	0.04	0.04	0.37	0.15	0.13	0.76	1.32
US Fund Market Neutral	-0.05	-0.05	1.92	0.76	0.96	0.23	0.92

- Merger VL
- BofAML US Treasury Bill 3 Mon TR USD
- US Fund Market Neutral

TRAILING RETURNS (as of quarter-end)

As of Date: 12/31/2016

	4Q	YTD	1 Year	5 Years	10 Years
Merger VL	0.81%	2.44%	2.44%	1.85%	3.27%
BofAML US Treasury Bill 3 Mon TR USD	0.09%	0.33%	0.33%	0.12%	0.80%
US Fund Market Neutral	1.60%	1.82%	1.82%	1.09%	0.27%



Westchester Capital
FUNDS

PORTFOLIO

Average position size:	1.27%
Number of long positions:	61
Number of short positions:	19
Percent invested:	77.35%
Short positions as a % of net assets:	14.33%

GEOGRAPHIC ALLOCATION

United States:	79.96%
Europe ex-U.K.:	12.34%
United Kingdom:	4.09%
North America Offshore:	3.45%
Japan:	0.16%

TOP TEN EQUITY HOLDINGS — 36.09%

1. Reynolds American Inc.
2. Yahoo! Inc.
3. Harman International Industries, Inc.
4. NXP Semiconductors NV
5. Syngenta AG
6. Jarden Corporation
7. Sky PLC
8. Time Warner Inc.
9. Linear Technology Corporation
10. American International Group, Inc.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



FUND MANAGERS

ROY D. BEHREN | Began career in 1987
Portfolio Manager since 2007

Mr. Behren received a degree in economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in Corporate Law from the New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
Portfolio Manager since 2007

Mr. Shannon received a degree in finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

Advantages of Investing in The Merger Fund

- Returns have historically had low correlation (beta) with those of the stock or bond market

- Returns have historically been less volatile than equity markets as represented by our standard deviation

- Merger arbitrage strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund may provide a hedge to the decreased value of bonds.
